Investor Group Owning Over 40% of Leaf Group Issues Letter Highlighting Material Conflicts Impacting Recently Completed Strategic Review Process

Company's Proxy Statement Fails to Disclose Critical Facts About Relationship Between CEO and Chairman of the Strategic Review Committee

Leaf Group Improperly Has a Non-Independent Director Serving on its Audit Committee

Leaf Group's Board Continues to Muzzle Two Former Directors - and Investor Group Members - Preventing Them from Offering Unvarnished Account of Flawed Strategic Review Process

LOS ANGELES, July 13, 2020 - Investors owning over 40% of the issued and outstanding shares of Leaf Group Ltd. ("Leaf Group" or the "Company") (NYSE: LEAF), today issued a letter to the Company's Board of Directors (the "Board") highlighting their serious concerns regarding the Company's recently completed strategic review process and corporate governance.

The list of signatories to the letter includes Osmium Partners LLC, PEAK6 Investments LLC, Boyle Capital Opportunity Fund, LP, Oak Management Corp., Generation Capital Partners II LP, Generation Partners II LLC, Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers' Fund, L.P. (together, the "Investors") and is comprised of several of the Company's largest and longest-standing shareholders.

The full text of the letter follows:

July 13, 2020

Board of Directors

Leaf Group Ltd.

1655 26th Street

Santa Monica, CA 90404

Dear Members of the Board:

As you know, collectively we own over 40% of the issued and outstanding shares of the Company.

On Friday, we asked you to disclose to shareholders the serious conflicts of interest and governance breaches that have affected the independence of the Board and its objectivity in evaluating management, the Company's operations and its strategic alternatives. You have said nothing.

The Strategic Review Process Was Fatally Tainted By Severe Conflicts of Interest

In our conversation last week, the independent committee of the Board claimed the recently completed strategic review process had "integrity" and was "fully thorough." To the contrary, we believe the process was fatally flawed as a result of serious conflicts of interest. We do not believe shareholders can - or do - trust that the process was thorough or reached a proper conclusion.

It is evident to us that CEO Sean Moriarty does not want to sell the Company. Despite the significant destruction of shareholder value and poor Company performance under his watch, Mr. Moriarty appears to relish his position as CEO and the trappings of his office, including an inappropriate and lavish annual compensation package that exceeds the total value of his stock in Leaf Group.

Facing a potential proxy contest in early 2019, the Board reluctantly agreed (likely over Mr. Moriarty's objection) to "comprehensively" review the Company's strategic alternatives. To add credibility to the effort, the Board added a new director, Charles ("Lanny") Baker, and appointed him to Chair a new Strategic Review Committee. As the Board undoubtedly intended, the proxy fight was averted with this promise of an objective and comprehensive review of alternatives.

Within months of his appointment to the Leaf Group Board (and Chairmanship of the Strategic Review Committee), Mr. Baker accepted a new job that came with a $10 million signing bonus: He became the CFO of Eventbrite.1 Not coincidentally, Leaf Group's CEO, Mr. Moriarty, is on the Board of Eventbrite and is the Chairman of its Compensation Committee. Mr. Moriarty thus approved Mr. Baker's new lucrative sign-on package at Eventbrite (which was three times larger than the average inducement award for new CEOs at public companies)2 and was then, and continues to be, the head of the committee that is directly charged with "determining the compensation" of Mr. Baker.3

The so-called independent review of strategic alternatives at Leaf Group was thus tainted before it ever began in earnest. It is simply impossible for shareholders to believe Mr. Baker would not heavily weigh the skewed input of Mr. Moriarty, an executive with a desire to continue earning millions every year from his CEO role at a stand-alone Leaf Group. Certainly, given his performance results at Leaf Group, Mr. Moriarty could not reasonably expect to earn a similar level of compensation anywhere else if Leaf Group were sold.

We believe this serious conflict of interest fatally tainted the strategic alternatives process.

We have therefore asked the Board to allow two former Leaf Group directors, who on behalf of their investment firms are signatories to this letter, to provide shareholders an objective description of the strategic alternatives process as they witnessed it firsthand. So far, you have refused to release them from their confidentiality obligations. Given the deeply flawed committee composition and process, we believe you will continue to insist these two former directors remained muzzled. We nevertheless ask you again to release them so that shareholders can learn whether the strategic review process in fact had "integrity" and was "fully thorough."

Leaf Group's Proxy Statement Contains Materially Misleading Statements

The relationship between Mr. Moriarty and Mr. Baker raises other serious governance questions as well, not the least of which is whether Mr. Baker can be considered "independent" under the NYSE listing standards, can properly serve on the Company's Audit Committee and whether the Board is aware of the extent of the conflict-creating relationship between Mr. Baker and Mr. Moriarty.

The NYSE listing standards are clear that Mr. Baker does not qualify as "independent" because of Mr. Moriarty's service on Eventbrite's compensation committee. Specifically, those standards provide that a director is not independent if there is an "interlocking relationship" - that is if he or she "is, or has been with[in] the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee."4

1 The Leaf 2020 Proxy Statement (at page 5) erroneously and misleadingly states that Mr. Baker became the CFO of Eventbrite in September 2018. In fact, he was recruited to that post after his appointment to the Leaf Group Board. (See Eventbrite's 8-K disclosing Mr. Baker's appointment as CFO, effective as of September 3, 2019: https://www.sec.gov/Archives/edgar/data/1475115/000147511519000045/eventbrite-form8xkxitem502.htm.)

2 See Brian Cadman et al., "Inducement Grants, Hiring Announcements and Adverse Selection for New CEOs," Review of Accounting Studies 25, 279-312 (2020).

3 Eventbrite 2020 Proxy Statement at page 30.

4 NYSE Listed Company Manual Section 303A.02

Yet, the Company's proxy statement says that the Board determined that Mr. Baker is "independent" and specifically claims that he qualifies as independent under the NYSE listing standards.5,6 We believe these disclosures are misleading - they are certainly incomplete at a minimum - and exhibit a lack of concern for transparency.

Either the Board knows of Mr. Baker's lack of independence under the NYSE listing standards and tried to hide his conflicts in the Company's proxy statement to preserve the appearance of an independent strategic review process or, perhaps worse, the Company has not properly evaluated the independence of the Board members. The evidence for this is that the Board went so far as to claim in its proxy statement, erroneously, that "no interlocking relationships exist, or at any time during fiscal 2019 existed, between any member of our Board or compensation committee and any member of the Board of directors or compensation committee of any other company."

Mr. Baker Is Not Independent and Should Not Be Serving on the Audit Committee

Mr. Baker was recently added to the Company's Audit Committee, which under applicable NYSE listing standards can only consist of independent directors. We believe Mr. Baker's membership on the Audit Committee is a clear violation of applicable rules and demonstrates the Board's lack of concern for good governance or ignorance of the relationship between Mr. Baker and Mr. Moriarty.

We call upon the Board's Nominating and Corporate Governance Committee to explain to shareholders why the Company's proxy statement is false and why a non-independent director is serving on the Audit Committee and led the Strategic Review Committee.

Leaf Group Board Needs to Act Now on Behalf of Shareholders

We believe Mr. Moriarty had undue influence over the strategic review process and that, given the conflicts of interest, the process lacked - to borrow a phrase from the independent committee of the Board itself - all "integrity."

The Board has also apparently concealed the conflict of interest from shareholders - by including misleading statements in its proxy statement and refusing to come clean last week when we asked the Board to disclose all conflicts of interest of which it is aware. The dearth of transparency taints the entire Board and requires that the composition of the Board change substantially and immediately.

We believe Mr. Moriarty has violated several other critical governance policies. We call upon the Board to disclose all such violations of which it is aware. If the Board fails to do so, we will inform our fellow shareholders of our significant concerns about Mr. Moriarty's compliance with various applicable policies and governance standards - in addition to other conflicts that exist at the Board level.

Significant Shareholder Value Could Be Realized if the Right Steps are Taken

In our opinion, a fundamentally flawed business strategy combined with an entrenched CEO and Board has led to a massive gap between Leaf Group's intrinsic value and its market value. A new CEO, working on behalf of all shareholders with integrity, would make an enormous difference.

Clearly, we are not alone in this view. Since our first letter was released, Roumell Asset Management publicly stated that it owns approximately 4.8% of the Company and is "supportive of unlocking shareholder value" at Leaf Group, and PenderFund Capital Management disclosed a 5.77% ownership stake stating that there are "numerous operational and strategic opportunities to maximize shareholder value" at the Company. All told, shareholders that own approximately 50% of the Company's shares have publicly indicated they are seeking changes or attempting to influence the direction of the Company. The status quo is therefore untenable.

5 Leaf Group's 2020 Proxy Statement says that all of the Board's standing committees, which includes the Strategic Review Committee that Mr. Baker chairs, are "comprised solely of directors who are considered independent under all applicable NYSE listing standards." Leaf 2020 Proxy Statement at 14.

6 Leaf Group's 2020 Proxy Statement says that the "Board has determined that the nominees for election to the Board at the annual meeting and all continuing directors, except for Mr. Moriarty, are independent under the NYSE listing standards and Leaf Group's corporate governance guidelines." Leaf Group 2020 Proxy Statement at 14.

The Board should do the right thing now and take immediate action to terminate Mr. Moriarty, modify the composition of the Board to ensure direct input from shareholders, and start a legitimate strategic review process.

Sincerely,

John H. Lewis on behalf Osmium Partners LLC

Rachel Saunders on behalf of PEAK6 Investments LLC

Erik Ritland on behalf of Boyle Capital Opportunity Fund, LP

Fredric W. Harman on behalf of Oak Management Corp.

John Hawkins on behalf of Generation Capital Partners II LP and Generation Partners II LLC

Victor E. Parker, Jr. and Brian Regan on behalf of Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers' Fund, L.P.

About Osmium Partners

We seek to generate strong, risk-adjusted returns by investing in undervalued, small capitalization companies across equity markets. Our Osmium 8 research process is based on eight simple factors involving factors such as balance sheet strength, aligned interests, attractive reinvestment opportunities, a low valuation, and reasonable growth prospects. As engaged owners, we actively discuss corporate strategy and capital structure with management teams and boards of directors. We prefer to conduct these discussions in private, but we will publicly debate important items with all shareholders when appropriate.

About PEAK6

PEAK6 uses technology to find a better way of doing things. The company's first tech-based solution was developed in 1997 to optimize options trading and, over the past two decades, the same formula has been used across a range of industries, asset classes and business stages to consistently deliver superior results. Today, PEAK6 seeks transformational opportunities to provide capital and strategic support to entrepreneurs and forward-thinking businesses, helping to unlock potential and activate what is into what ought to be. PEAK6's core brands include: PEAK6 Capital Management, Apex Clearing, National Flood Services and Evil Geniuses. Learn more at www.PEAK6.com or follow us on LinkedIn.

About Boyle Capital Opportunity Fund

Boyle Capital Opportunity Fund, LP is a value-oriented investment partnership. We manage a focused portfolio of deeply undervalued securities and actively engage with the company's management and board of directors to unlock shareholder value over the long-term.

About Oak Investment Partners

Oak Investment Partners was founded in 1978.  Since that time, the firm has invested $9 billion in over 525 companies around the world, earning the trust of entrepreneurs with a senior team that delivers steady guidance, deep domain expertise and a consistent investment philosophy. We are involved in the formation of companies, fund spinouts of operating divisions and technology assets, and provide growth equity to mid- and late-stage private businesses and to public companies through PIPE investments. These companies are concentrated in the five major sectors that fuel the most disruptive growth in our world today: Information Technology, FinTech, Internet and Consumer, Healthcare Services, and Clean Energy.

About Generation Partners

Founded in 1995, Generation Partners provides equity capital to growth companies through buyout and growth equity investments.

About Spectrum Equity

Spectrum Equity is a leading growth equity firm providing capital and strategic support to innovative companies in the information economy. For over 25 years, the firm has partnered with proven entrepreneurs and management teams to build long-term value in market-leading internet, software and information services companies. Representative investments include Ancestry, Bats Global Markets, Definitive Healthcare, GoodRx, Grubhub, Lynda.com, Origami Risk, SurveyMonkey and Verafin. For more information, including a complete list of portfolio investments, visit www.spectrumequity.com.

Media Contacts

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